                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934/1/


                      SYNAPTIC PHARMACEUTICAL CORPORATION
                      -----------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  87156 R 109
                                  -----------
                                 (CUSIP Number)

                                   Hope Flack
                               BVF Partners L.P.
                       333 West Wacker Drive, Suite 1600
                            Chicago, Illinois  60606
                                 (312) 263-7777
                         --------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 19, 1997
                                 --------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 8 Pages)
--------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                            -----------------------
CUSIP NO. 87156 R 109                13D            Page 2 of 8 Pages
------------------------                            -----------------------
--------------------------------------------------------------------------------
              1  NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS BIOTECHNOLOGY VALUE FUND, L.P.
--------------------------------------------------------------------------------
              2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [X]  (b)  [ ]
--------------------------------------------------------------------------------

              3  SEC USE ONLY
--------------------------------------------------------------------------------

              4  SOURCE OF FUNDS*
                 WC
--------------------------------------------------------------------------------

              5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
                 REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
--------------------------------------------------------------------------------

              6  CITIZENSHIP OR PLACE OF ORGANIZATION
                 DELAWARE
--------------------------------------------------------------------------------

    NUMBER                                     7   SOLE VOTING POWER
      OF                                                   -0-
    SHARES                                   -----------------------------------
 BENEFICIALLY                                 8   SHARED VOTING POWER
   OWNED BY                                              378,126
   REPORTING                                 -----------------------------------
    PERSON                                    9   SOLE DISPOSITIVE POWER
     WITH                                                  -0-
---------------                              -----------------------------------
                                             10   SHARED DISPOSITIVE POWER
                                                         378,126
--------------------------------------------------------------------------------

             11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON
                 378,126
--------------------------------------------------------------------------------

             12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
                 CERTAIN SHARES*                                            [ ]
--------------------------------------------------------------------------------

             13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 4.9%
--------------------------------------------------------------------------------
             14  TYPE OF REPORTING PERSON*
                 PN
--------------------------------------------------------------------------------
                   *    SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                            -----------------------
CUSIP NO. 87156 R 109                13D            Page 3 of 8 Pages
------------------------                            -----------------------
--------------------------------------------------------------------------------
              1  NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 BVF PARTNERS L.P.
--------------------------------------------------------------------------------

              2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [X]  (b)  [ ]
--------------------------------------------------------------------------------

              3  SEC USE ONLY
--------------------------------------------------------------------------------

              4  SOURCE OF FUNDS*
                 OO
--------------------------------------------------------------------------------

              5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
                 REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
--------------------------------------------------------------------------------

              6  CITIZENSHIP OR PLACE OF ORGANIZATION
                 DELAWARE
--------------------------------------------------------------------------------

    NUMBER                                   7   SOLE VOTING POWER
      OF                                                -0-
    SHARES                                   -----------------------------------
 BENEFICIALLY                                8   SHARED VOTING POWER
   OWNED BY                                           726,526
   REPORTING                                 -----------------------------------
    PERSON                                   9   SOLE DISPOSITIVE POWER
     WITH                                               -0-
                                             -----------------------------------
                                             10   SHARED DISPOSITIVE POWER
                                                       726,526
--------------------------------------------------------------------------------

             11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON
                 726,526
--------------------------------------------------------------------------------

             12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
                 CERTAIN SHARES*                                         [ ]
--------------------------------------------------------------------------------

             13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 9.5%
--------------------------------------------------------------------------------
             14  TYPE OF REPORTING PERSON*
                 PN
---------------------------------------------------------------------
                   *    SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                            -----------------------
CUSIP NO. 87156 R 109                13D            Page 4 of 8 Pages
------------------------                            -----------------------
--------------------------------------------------------------------------------

              1  NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 BVF INC.
--------------------------------------------------------------------------------

              2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [X]  (b)  [ ]
--------------------------------------------------------------------------------

              3  SEC USE ONLY
--------------------------------------------------------------------------------

              4  SOURCE OF FUNDS*
                 WC, OO
--------------------------------------------------------------------------------

              5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
                 REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
--------------------------------------------------------------------------------

              6  CITIZENSHIP OR PLACE OF ORGANIZATION
                 DELAWARE
--------------------------------------------------------------------------------

    NUMBER                                   7   SOLE VOTING POWER
      OF                                               -0-
    SHARES                                  ------------------------------------
 BENEFICIALLY                                8   SHARED VOTING POWER
   OWNED BY                                          726,526
   REPORTING                                -----------------------------------
    PERSON                                   9   SOLE DISPOSITIVE POWER
     WITH                                              -0-
                                            -----------------------------------
                                            10   SHARED DISPOSITIVE POWER
                                                     726,526
--------------------------------------------------------------------------------

             11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON
                 726,526
--------------------------------------------------------------------------------

             12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
                 CERTAIN SHARES*                                          [ ]
--------------------------------------------------------------------------------

             13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 9.5%
--------------------------------------------------------------------------------
             14  TYPE OF REPORTING PERSON*
                 IA, CO
---------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                            -----------------------
CUSIP NO. 87156 R 109                13D            Page 5 of 8 Pages
------------------------                            -----------------------


ITEM 1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.01 per share (the "Stock"), of Synaptic Pharmaceutical Corporation, a Delaware corporation ("Synaptic"). The principle executive office of Synaptic is located at 215 College Road, Paramus, New Jersey 07652-1431.

ITEM 2.   IDENTITY AND BACKGROUND.

     The persons filing this Statement, the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and certain information regarding each of them, are as follows:

     (a) Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF, L.P."), BVF Partners L.P., a Delaware limited partnership ("Partners"), BVF Inc., a Delaware corporation ("BVF Inc."), and Mark N. Lampert, an individual ("Lampert") (collectively, the "Reporting Persons").

     (b) The business address of BVF, L.P. and Partners is 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606. The business address of BVF Inc. and Lampert is One Sansome Street, 39th Floor, San Francisco, California 94104.

     (c) Partners is the general partner of BVF, L.P., which is an investment limited partnership. BVF Inc. is an investment adviser to and general partner of Partners. Lampert is the sole shareholder, sole director and an officer of BVF Inc.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Lampert is a citizen of the United States of America.

------------------------                            -----------------------
CUSIP NO. 87156 R 109                13D            Page 6 of 8 Pages
------------------------                            -----------------------

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since February 5, 1997, Partners, in its capacity as general partner of BVF, L.P., has purchased on behalf of such limited partnership an aggregate number of 277,500 shares of the Stock for an aggregate consideration of $3,637,073.70, utilizing funds provided by BVF, L.P., from its working capital pursuant to the terms of its limited partnership agreement with Partners. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts an aggregate number of 256,000 shares of the Stock for an aggregate consideration of $3,377,386.50, utilizing funds under management by Partners pursuant to an investment management agreement between Partners and such managed accounts.

ITEM 4.   PURPOSE OF TRANSACTION.

     The sole purpose of the acquisitions of the Stock reported herein is and was for investment. The Reporting Persons did not at the time of such acquisitions of the Stock, and do not presently, have any plan to acquire control of Synaptic. The Reporting Persons may acquire or dispose of additional shares of the Stock from time to time.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF, L.P., beneficially owns 378,126 shares of the Stock, Partners beneficially owns 726,526 shares of the Stock, and BVF Inc. beneficially owns 726,526 shares of the Stock, approximately 4.9%, 9.5% and 9.5%, respectively, of the aggregate number of shares outstanding as of April 22, 1997.

     (b) BVF, L.P., shares voting and dispositive power over the 378,126 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 726,526 shares of the Stock they beneficially own with, in addition to BVF, L.P., the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF
Ltd.").   ILL10, Palamundo, ZPG and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is % BVF Partners L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the past 60 days. All such transactions were made for

------------------------                            -----------------------
CUSIP NO. 87156 R 109                13D            Page 7 of 8 Pages
------------------------                            -----------------------

cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the past 60 days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Partners is the general partner of BVF, L.P. pursuant to a limited partnership agreement which authorizes Partners, among other things, to invest the funds of BVF, L.P. in the Stock and to vote and dispose of the Stock. Pursuant to such limited partnership agreement, Partners is entitled to allocations based on assets under management and realized and unrealized gains thereon. Pursuant to investment management agreements with the Accounts, Partners and BVF Inc. have the authority, among other things, to invest funds of the Accounts in the Stock and to vote and dispose of the Stock. Pursuant to such agreements, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons during the last 60 days.

------------------------                            -----------------------
CUSIP NO. 87156 R 109                13D            Page 8 of 8 Pages
------------------------                            -----------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 22, 1997

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner

               By:  /s/ MARK N. LAMPERT
                    ---------------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By:  /s/ MARK N. LAMPERT
               -------------------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:  /s/ MARK N. LAMPERT
          -------------------------------------
          Mark N. Lampert
          President